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Questions and Answers about Carpenter's
Tender Offer for Talley Industries


Q: Why is Carpenter interested in Talley?

A: Carpenter began acquiring companies in 1993 as a way to achieve higher growth. Since then, the company has completed 10 acquisitions, giving Carpenter access to new materials technologies, a greater international presence, an expanded product line and additional metals manufacturing capacity.

Talley has a stainless steel products group, which includes a modern mini-mill that produces stainless steels and specialty alloys and a master distributor. Carpenter needs additional specialty alloys manufacturing capacity to meet customer demands. In addition, the company is seeking to acquire other distribution companies, as a way to supplement its direct-to-customer selling practices.

Talley also has a government products and services group and an industrial products group. Carpenter expects to divest the companies in these groups because they do not provide synergies to Carpenter's existing engineered materials businesses.

Q: What is the value of this transaction?

A: Approximately $312 million, representing $185 million to acquire Talley's
15.4 million outstanding common and preferred shares and the assumption of debt.

Q: Does Carpenter have financing in place to acquire all of Talley?

A: Yes. Carpenter has increased its unsecured revolving credit agreement with four banks to $400 million.

Q: What purchase price is Carpenter offering for Talley shares?

A: $12 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16 per share of Series B convertible preferred stock.

Q: Is Carpenter's offer valued fairly?

A: Carpenter believes so. Carpenter's $12 per common share offer for Talley was based on internal assessment and the valuation of Carpenter's investment advisor, Credit Suisse First Boston. This bid was supported by Talley's Board and an analysis by J.P. Morgan, Talley's investment advisor, who valued Talley at $9 to $10 per common share if business units of the company were sold separately.

Q: Given the public offering, is it possible to receive Carpenter stock instead of cash?

A: No. The Talley Board wanted a cash offer from Carpenter because of the certainty of a cash offer.

Q: Is this a friendly acquisition?

A: Yes. A majority of the Talley Board supported Carpenter's offer to acquire Talley.


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Q: When does the tender offer to acquire Talley shares end?

A: At midnight (Eastern Standard Time) on December 4.

Q: What will happen after the tender offer expires?

A: The offer is conditioned upon shares representing a majority of the voting power of Talley stock being tendered and upon other customary contingencies, including expiration of the Hart-Scott-Rodino waiting period. Carpenter announced October 28 that the Justice Department had requested additional information under the provisions of the Hart-Scott-Rodino Act, and was expecting the review to be complete by December 4.

If the waiting period expires and 90 percent or more of the outstanding shares are tendered, the acquisition of Talley by Carpenter could be completed in December.

If the waiting period expires and fewer than 90 percent of Talley shares are tendered, Carpenter could still proceed with an acquisition as long as more than 50 percent of the shares are tendered. Then, a shareholders' meeting would need to be held to vote on the acquisition. Because Carpenter would control a majority of Talley's stock, the acquisition would proceed. In this scenario, the acquisition of Talley by Carpenter could be completed in early 1998.

If less than half of Talley's shares are tendered by December 4, Carpenter can extend the deadline when shares can be tendered or decide not to proceed with the acquisition.

Q: If I have Talley shares, how do I sell them to Carpenter?

A: Tender documents were sent in early October to all shareholders of record. D.F. King & Co., Inc., a shareholder solicitation firm, is contacting Talley shareholders as well. The procedure is to complete the letter of transmittal sent to shareholders, sending it, delivering it or faxing it to the appropriate ChaseMellon Shareholder Services address by midnight on December 4. Questions about the procedure can be addressed to D.F. King, the information agent for this transaction, at 1-800-347-4750.

Q: Are there any incidental administrative costs associated with my tender?

A: No.